T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

June 9, 2009
TSX-V Trading symbol: LVN
 Berlin & Frankfurt:  LO9

EXPLORATION AT CORDERO DISCOVERS NEW ZONE and EXPANDS THE DISTRICT

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN) and joint venture partner Valley High Ventures Ltd. (“Valley High”) (TSXV Symbol VHV) are pleased to report that current exploration results have expanded the Cordero silver, gold, base metal porphyry district by about 2 km to the southwest along the strike of a mineralized porphyry belt.  This new target, the Pozo de Plata (Silver Well) Zone, is defined by mapping and sampling results that establish the presence of a poorly exposed, mineralized rhyolite dike and diatreme complex in an area of alluvial cover.  There is no evidence of past exploration work in this area except for the accidental exposure of silver bearing breccias in a recently deepened water well.

Results from a trench excavated approximately 50 m east and north from the water well returned 355 metres grading 14.0 g/T Ag, 0.13 g/T Au, 0.12% Zn and 0.12% Pb including 175 metres at 21.8 g/T Ag, 0.20 g/T Au, 0.16% Zn and 0.20% Pb.   Additional rock sampling along a nearby stream bed that exposed rhyolite dikes and diatreme breccias returned anomalous grab samples from bedrock exposures over a distance of 150 metres.  Of eighteen grab samples collected, silver values range from 3.2 ppm to 374 ppm with eight samples returning greater than 50 ppm.  Gold values range from 157 ppb to 1190 ppb.

The Cordero property is centered on a mineralized belt of porphyries that has now been defined through a strike length of 6 km and a width of about 3 km.  The district is covered by the joint venture claims and consolidated land agreements that total about 10,000 hectares.  Work has been ongoing continuously since February with work comprised of detailed geological mapping, soil sampling, rock chip sampling, trenching and 3D induced polarization surveys.

A state of the art 3D induced polarization survey (“IP”) designed by SJ Geophysics, Vancouver, B.C. was completed May 30, 2009.  The data is currently being processed and a 3D inversion model constructed.  The IP survey covers the Cordero dome, the next intrusion to the northeast and was extended to cover the Pozo de Plata zone.  The IP inversion results will be integrated into a 3D Gocad exploration model being constructed for the porphyry belt in preparation for an extensive drill program planned for later this year.

As announced on February 12, 2009, Levon may earn a 51% interest in Valley High’s Cordero by spending Cdn $1,250,000 by the end of February 2013 with a first year work commitment of Cdn. $250,000.  The Cordero project is located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.

All of the samples mentioned in this release were prepared and analyzed by ALS Chemex at its labs in Chihuahua and Vancouver. Gold analyses were performed by 30-gram fire assay with an atomic absorption (AA) finish. Silver, lead and zinc were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four acid digestion.

Vic Chevillon M.A., C.P.G. who is a qualified person within the context of National Instrument 43-101 has read and takes responsibility for this news release.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, and the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Lead, Zinc project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
_____________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.